EXHIBIT 8

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation
KHOB Pte. Ltd.	Singapore
KHOB LIMITED	Hong Kong
Easy Smart Tech Limited	Hong Kong
KHOB Merge Sub Limited	British Virgin Islands